UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2022

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 000-49799

OVERSTOCK.COM 401(k) PLAN

OVERSTOCK.COM, INC.
799 West Coliseum Way
Midvale, Utah 84047

OVERSTOCK.COM
401(k) PLAN

 ___________________________

*   Other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants of
Overstock.com 401(k) Plan:

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of Overstock.com 401(k) Plan (the "Plan") as of December 31, 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2022 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KBF CPAs LLP

We have served as the Plan's auditor since 2023.

Lake Oswego, Oregon
June 22, 2023

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
Overstock.com 401(k) Plan:

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Overstock.com 401(k) Plan (the Plan) as of December 31, 2021 and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WSRP, LLC

We served as the Plan's auditor from 2022 to 2022.

Salt Lake City, Utah
June 17, 2022

OVERSTOCK.COM
401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2022 and 2021

	2022	2021
Assets
Investments at fair value:
Mutual funds	$100,132,081	$128,862,632
Common collective trust	6,538,190	5,583,260
Common stock of Plan Sponsor	2,070,035	6,634,441
Money market funds	23,134	25,432
Self-directed brokerage accounts	4,835,317	4,949,635
Total investments at fair value	113,598,757	146,055,400

Receivables:
Notes receivable from Participants	1,164,504	1,237,952
Employer contributions	177,322	522,437
Total receivables	1,341,826	1,760,389
Total assets	114,940,583	147,815,789

Net assets available for benefits	$114,940,583	$147,815,789

See accompanying notes to financial statements.

OVERSTOCK.COM
401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2022

2022
Investment income (loss):
Interest and dividends	$2,518,914
Net depreciation in fair value of investments	(34,618,941)
Total net investment loss	(32,100,027)

Interest income on notes receivable from Participants	69,994

Additions:
Contributions:
Participant	8,080,549
Employer matching contributions	5,591,778
Rollovers	1,412,988
Total additions	15,085,315

Deductions:
Benefits paid to Participants	15,786,373
Administrative expenses	144,115
Total deductions	15,930,488

Net decrease in net assets available for benefits	(32,875,206)

Net assets available for benefits:
Beginning of year	147,815,789

End of year	$114,940,583

See accompanying notes to the financial statements.

OVERSTOCK.COM
401(k) PLAN
Notes to Financial Statements

1. PLAN DESCRIPTION

The following is a general description of the Overstock.com 401(k) Plan (the "Plan"). Participants should refer to the Summary Plan Description ("Plan Document") for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan originally adopted by Overstock.com, Inc. (the "Company" or "Plan Sponsor" or "Plan Administrator") in 1998 and has been amended since that date. Participation in the Plan is open to all eligible employees of the Company (individually, a "Participant" and collectively, "Participants") and its named subsidiaries as listed in the Plan Document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act ("CARES Act") was enacted and signed into law. Certain provisions of the CARES Act eliminate the need for Participants to take a required minimum distribution in calendar year 2020 and permits Participants to request penalty-free distributions up to $100,000 for qualifying coronavirus-related reasons through December 31, 2020. These reasons include adverse financial consequences due to being quarantined, furloughed, laid off, having work hours reduced, being unable to work due to a lack of childcare due to COVID-19, or through a diagnosis of COVID-19 for the employee, spouse, or dependent. Participants may spread the tax consequences of these distributions over three years and they may pay these distributions back to the Plan within three years to avoid taxation on the portion that is repaid. The Company has elected to allow the distribution provisions of the CARES Act. All required CARES Act elections that need to be adopted by the end of calendar year 2022 have been properly incorporated into the Plan Document.

Plan Administration

The Overstock.com 401(k) Administrative Committee consists of certain executives of the Company who oversee the administration of the Plan.

Trustee

The Plan has engaged Fidelity Management Trust Company (the "Trustee") as Trustee to the Plan and all Plan assets are held in a trust with the Trustee. The Plan has also engaged Fidelity Workplace Services LLC which provides recordkeeping and administrative services to the Plan.

Eligibility

Employees are eligible to enroll and participate in the Plan subject to meeting the following criteria: (1) one month of service at the Company; and (2) reaching 18 years of age. Upon meeting both criteria, employees are deemed to be eligible Participants at the beginning of the following month and are able to make future deferral contributions any time thereafter.

Contributions

Participants may contribute up to 92% of their eligible compensation as defined by the Plan both on a before tax basis and on an after-tax basis, provided the amounts do not exceed the annual limits imposed by the Internal Revenue Code (the "IRC"). Such contributions are withheld by the Company from each Participant's eligible compensation and deposited with the Trustee to be applied to the appropriate fund in accordance with the Participant's directives. The Plan provides for automatic enrollment of all eligible newly-hired employees at an initial deferral rate of 3% of eligible compensation, unless the employee elects not to make such a contribution to the Plan. Contributions for those automatically enrolled in the Plan increase by 1% each year up to a total deferral of 6% of eligible compensation. The Plan provides for a Company match of 100% of Participant contributions up to 6% of eligible compensation as defined in the Plan Document. Matching contributions under the Plan constitute safe harbor matching employer contributions and will automatically satisfy the nondiscrimination testing requirements under the IRC section 401(m). The match is calculated per plan year and funded per pay period with an annual "true up" for compensation, if necessary. All Participants are eligible for the annual true up. Participants may elect to rollover amounts from other qualified plans into the Plan provided that certain conditions are met based upon the terms of the Plan Document.

Participant Accounts

Separate accounts are valued daily and maintained for each Participant and each Participant's account is credited with the Participant's contribution, and an allocation of the Company's matching contribution and discretionary profit sharing contribution. The Plan earnings are allocated to each Participant's account in proportion to the average daily balance in each fund option. Participants may elect to have contributions invested or transferred to any one or any combination of the investment funds available on a daily basis, including the common stock of the Plan Sponsor. Notwithstanding the foregoing, Participants are subject to restrictions on trading the common stock of the Plan Sponsor during established blackout periods in accordance with applicable securities laws of the Securities and Exchange Commission. Participants will receive notice of a blackout period and its anticipated end date.

Vesting

Participants are 100% vested at all times with respect to their own contributions in the Plan and the earnings thereon. Participants are also 100% vested with respect to Company matching contributions and earnings on those contributions. The Company may make annual discretionary employer contributions to all Participants, which vest at 20% after one year of service and increasing 20% each additional year of service, becoming 100% vested after five years of service. Regardless of length of employment, a Participant is 100% vested in discretionary employer contributions and earnings on those contributions if the Participant continues in employment with the Company until age 65, or if the Participant dies or becomes disabled while employed by the Company. For the year ended December 31, 2022, there were no discretionary employer contributions made to Participants.

Forfeitures

Forfeitures are recognized in the Plan year that the Participant receives a complete distribution of their account, or after five consecutive one-year breaks in service. Forfeited non-vested accounts may be used to first pay administrative expenses of the Plan and then applied to reduce future employer contributions.

At December 31, 2022 and 2021, forfeited non-vested accounts totaled $27,988 and $21,054, respectively. For the years ended December 31, 2022 and 2021, the Plan Sponsor did not allocate forfeited non-vested account funds to offset employer contributions.

Administration

The Plan is sponsored by the Company. Operating and administrative expenses incurred in the administration of the Plan are the responsibility of the Plan, unless assumed by the Company. During 2022, the Company paid none of the record-keeping expenses, trustee expenses, administrative and operating expenses and the Company has no obligation to assume any Plan expenses in the future.

Distributions

Distributions from the Plan are available upon any of the following: (1) termination of employment with the Company; and (2) disability or death. Upon occurrence of one of these events, the Participant (or the designated beneficiary) may receive a lump sum distribution equal to the value of the account or receive the value of the account in periodic installments, transfer the value of the account to an Individual Retirement Account or other qualified retirement plan, or maintain the value of the account in the Plan subject to certain fees. Distributions from the Plan will normally be taxed as ordinary income for income tax purposes, unless the Participant (or the designated beneficiary) elects to rollover his or her distributions into an Individual Retirement Account or another qualified retirement plan, or maintain the value of the account in the Plan. In addition, a Participant may withdraw an amount from his or her account attributable to the Participant's own deferral contributions to the Plan necessary to satisfy an immediate and heavy financial need of the Participant or, upon the attainment of age 59 ½, all or any portion of the Participant's account balance, or in certain other limited circumstances, such as active military service (HEART Act), as defined by the Plan. In certain cases, the Plan also allows for involuntary automatic distribution of a terminated Participant's account balance totaling less than $5,000. At the later of age 72 or termination of employment, minimum required distributions are required to commence.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their account balance, whichever is less. Each Participant is only allowed to apply for one loan each calendar year and have only one loan outstanding at any given time. Loan terms may not exceed five years unless the loan is used to purchase a Participant's principal residence, in which case repayment terms may not exceed ten years. The loans are secured by the balance in the Participant's account and bear interest at a fixed interest rate commensurate with the prevailing prime rate, as reported by Thomson Reuters, plus an increment (currently +2%), and utilized by Fidelity's automated Loan Interest Rate Update Service to administer Plan loans. The "plus increment" percentage (currently +2%) is determined by the 401(k) Administrative Committee. A borrowing Participant pays principal and interest ratably through payroll deductions. Loans are due in full within 60 days of termination of employment. Notes receivable from Participants at December 31, 2022 bear interest ranging from 5.25% to 9.00%. At December 31, 2022, loan maturity dates range from January 2023 to July 2030.

Amendment and Termination of the Plan

The Company anticipates that the Plan will continue without interruption; however, the Company reserves the right to amend or terminate the Plan. No amendment or termination may deprive any Participant of rights accrued prior to the enactment of such amendment or termination. No amendment shall permit any part of the assets of the Plan to revert to the Company or be used or diverted for purposes other than for the exclusive benefit of the Participants. If the Plan should be terminated or partially terminated, the amount in each affected Participant's account as of the date of such termination (after proper adjustment for all expenses, earnings and allocations) becomes non-forfeitable. Such amounts are distributable by the Trustee to the Participants.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2022 and 2021, and the reported amounts of additions to and deductions from net assets for the year ended December 31, 2022. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participant accounts, balances, and the amounts reported in the statements of net assets available for benefits and changes in net assets available for benefits.

Investment Valuation

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (see Note 3—Fair Value Measurements).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes gains and losses on investments bought and sold as well as held during the year.

Contributions

Participant contributions are recorded in the period during which the Company makes payroll deductions from Participants' compensation. Company matching contributions are recorded in the same period. Company profit sharing contributions, if any, are accrued in the period for which they are authorized and are deposited with the Trustee in the following year.

Notes Receivable from Participants

Notes receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan Document.

Benefit Payments

Benefits are recorded when paid.

Subsequent Events

The Plan has evaluated all events subsequent to the date of the statements of net assets available for benefits and has determined that there are no subsequent events that require disclosure.

3. FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820 emphasizes that fair value is a market-based measurement, not an entity specific measurement. Therefore, a fair value measurement should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, FASB ASC Topic 820 establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair values. The hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements. The three levels of the fair value hierarchy under FASB ASC Topic 820 are described as follows:

•Level 1: Observable inputs such as quoted prices in active markets;

•Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

•Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2022 and 2021.

Mutual funds: Valued at the quoted net asset value ("NAV") of shares held by the Plan at year-end or the last reported sales on an active market prior to close of the Plan year. The mutual funds held by the Plan are deemed to be actively traded.

Common stock of Plan Sponsor: Valued using the last reported sales on an active market prior to close of the Plan year.

Common collective trust: The Wilmington Trust Collective Investment Trust II (the "Wilmington Trust") is a common collective trust maintained by Wilmington Trust, N.A. (the "WTNA"), the trustee. WTNA generally determines the fair value of the Wilmington Trust units each day the New York Stock Exchange is open for trading. The NAV per unit is computed based on the fair value of the underlying assets owned by the fund, minus its liabilities, divided by the number of units outstanding at the time of such computation.

Self-directed brokerage accounts: The Plan allows Participants to invest in self-directed brokerage accounts. The self-directed brokerage accounts include investments in cash, unit investment trusts, mutual funds, common stock, U.S. Government securities, preferred stock, rights, warrants, and options. These investments are valued based on the quoted NAV of shares held by the Plan at year-end or the last reported sales on an active market prior to close of the Plan year.

Money market funds: Valued at approximately one dollar per share. The administrator of the fund normally invests a majority of the fund's total assets in cash, U.S. Government securities and/or repurchase agreements that are collateralized fully (i.e., collateralized by cash or government securities).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables classify the investment assets measured at fair value by level within the fair value hierarchy at December 31, 2022 and 2021:

	Fair Value Measurement at December 31, 2022
	Total	Level 1	Level 2	Level 3
Mutual funds	$100,132,081	$100,132,081	$—	$—
Common stock of Plan Sponsor	2,070,035	2,070,035	—	—
Common collective trust	6,538,190	—	6,538,190	—
Self-directed brokerage accounts	4,835,317	4,835,317	—	—
Money market funds	23,134	23,134	—	—
	$113,598,757	$107,060,567	$6,538,190	$—

	Fair Value Measurement at December 31, 2021
	Total	Level 1	Level 2	Level 3
Mutual funds	$128,862,632	$128,862,632	$—	$—
Common stock of Plan Sponsor	6,634,441	6,634,441	—	—
Common collective trust	5,583,260	—	5,583,260	—
Self-directed brokerage accounts	4,949,635	4,949,635	—	—
Money market funds	25,432	25,432	—	—
	$146,055,400	$140,472,140	$5,583,260	$—

4. TAX STATUS OF THE PLAN

On June 30, 2020, the Internal Revenue Service ("IRS") issued an opinion letter stating that the non-standardized pre-approved Plan Document adopted by the Plan, as then designed, qualifies under Section 401(a) of the IRC. Although the non-standardized pre-approved Plan has been amended since receiving the opinion letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that at December 31, 2022, there were no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any periods in progress.

5. PARTIES IN INTEREST

Certain investments of the Plan are shares of funds managed by the Trustee. In addition, the Plan holds an investment in Overstock.com, Inc. common stock and also issues loans to Participants. These transactions are considered exempt party-in-interest transactions.

Fees incurred by the Plan totaled $144,115 for the year ended December 31, 2022 which are recorded as administrative expenses on the statement of changes in net assets available for benefits.

6. RECONCILIATION OF THE FINANCIAL STATEMENTS AND SCHEDULE H OF FORM 5500

The following is a reconciliation of net assets available for benefits as reported in the financial statements to the December 31, 2022 Form 5500:

	2022	2021
Net assets available for benefits as reported in the financial statements	$114,940,583	$147,815,789
Less: Employer contribution receivable	(177,322)	(522,437)
Net assets available for benefits as reported in the Form 5500	$114,763,261	$147,293,352

The following is a reconciliation of the statement of changes in net assets available for benefits as reported in the financial statements to the December 31, 2022 Form 5500:

2022
Net decrease in net assets available for benefits per the financial statements	$(32,875,206)
Less: Employer contribution receivable at December 31, 2022	(177,322)
Plus: Employer contribution receivable at December 31, 2021	522,437
Net loss per the Form 5500	$(32,530,091)

SUPPLEMENTAL SCHEDULE

OVERSTOCK.COM
401(k) PLAN
Employer Identification Number 87-0634302
Plan Number 001
Schedule H, line 4(i); Schedule of Assets (Held at End of Year)
December 31, 2022

	(b)
	Identity of Issue, Borrower,	(c)	(d)	(e)
(a)	Lessor or Similar Party	Description of Investment	Cost	Current Value
	Mutual funds:
*	Fidelity	Fidelity 500 Index Fund	***	$13,367,991
*	Fidelity	Fidelity Asset Manager 40%	***	273,506
*	Fidelity	Fidelity Asset Manager 60%	***	55,743
*	Fidelity	Fidelity Asset Manager 85%	***	288,944
*	Fidelity	Fidelity Balanced Fund	***	1,006,804
*	Fidelity	Fidelity Blue Chip Growth K6 Fund	***	8,922,588
*	Fidelity	Fidelity Contrafund K6	***	4,878,641
*	Fidelity	Fidelity Extended Market Index Fund	***	1,865,535
*	Fidelity	Fidelity Freedom Index 2005 Fund Institutional Premium Class	***	199,977
*	Fidelity	Fidelity Freedom Index 2010 Fund Institutional Premium Class	***	187,248
*	Fidelity	Fidelity Freedom Index 2015 Fund Institutional Premium Class	***	67,912
*	Fidelity	Fidelity Freedom Index 2020 Fund Institutional Premium Class	***	505,978
*	Fidelity	Fidelity Freedom Index 2025 Fund Institutional Premium Class	***	890,952
*	Fidelity	Fidelity Freedom Index 2030 Fund Institutional Premium Class	***	2,623,490
*	Fidelity	Fidelity Freedom Index 2035 Fund Institutional Premium Class	***	5,922,820
*	Fidelity	Fidelity Freedom Index 2040 Fund Institutional Premium Class	***	7,891,970
*	Fidelity	Fidelity Freedom Index 2045 Fund Institutional Premium Class	***	8,923,599
*	Fidelity	Fidelity Freedom Index 2050 Fund Institutional Premium Class	***	11,792,960
*	Fidelity	Fidelity Freedom Index 2055 Fund Institutional Premium Class	***	8,209,751
*	Fidelity	Fidelity Freedom Index 2060 Fund Institutional Premium Class	***	2,286,688
*	Fidelity	Fidelity Freedom Index 2065 Fund Institutional Premium Class	***	195,265
*	Fidelity	Fidelity Freedom Index Income Fund Institutional Premium Class	***	226,214
*	Fidelity	Fidelity Small Cap Index Fund	***	2,051,760
*	Fidelity	Fidelity Strategic Income Fund	***	517,752
	BlackRock	BlackRock Health Sciences Opportunities Portfolio Institutional Shares	***	783,717
	Cohen and Steers Capital	Cohen & Steers Institutional Realty Shares	***	275,292
	Harris Associates	Oakmark International Fund Class Institutional	***	1,481,191
	Invesco Advisers	Invesco Developing Markets Fund Class R6	***	675,585
	Janus Henderson	Janus Henderson Enterprise Fund Class N	***	2,246,992
	Janus Henderson	Janus Henderson Global Technology and Innovation Fund Class I	***	1,569,755
	Janus Henderson	Janus Henderson Triton Fund Class N	***	575,184
	JP Morgan Funds	JP Morgan Core Bond Fund Class R6	***	290,992

Continued on the following page

OVERSTOCK.COM
401(k) PLAN
Employer Identification Number 87-0634302
Plan Number 001
Schedule H, line 4(i); Schedule of Assets (Held at End of Year)
December 31, 2022
(Continued)

	(b)
	Identity of Issue, Borrower,	(c)	(d)	(e)
(a)	Lessor or Similar Party	Description of Investment	Cost	Current Value
	JP Morgan Funds	JP Morgan Equity Income Fund Class R6	***	1,578,082
	JP Morgan Funds	Undiscovered Managers Behavioral Value Fund Class R6	***	794,734
	Pacific Investment Management	PIMCO Commodity Real Return Strategy Fund Institutional Class	***	209,870
	Prudential	PGIM Total Return Bond Fund - Class R6	***	1,412,595
	Vanguard	Vanguard Developed Markets Index Fund Admiral Shares	***	561,575
	Vanguard	Vanguard Intermediate-Term Bond Index Fund Admiral Shares	***	939,810
	VanEck	VanEck International Investors Gold Fund Class A	***	544,490
	Victory Capital	Victory Sycamore Established Value Fund Class R6	***	3,038,129
				100,132,081

	Money market funds:
*	Fidelity	Fidelity Government Money Market Fund	***	23,134

	Self-directed brokerage account:
*	Fidelity Brokerage Link	Cash, Unit Investment Trusts, Mutual Funds, Common Stock, U.S. Government Securities, Preferred Stock, Rights, Warrants, and Options	***	4,835,317

	Common collective trust:
	Wilmington Trust	Wilmington Trust Galliard Retirement Income Fund	***	6,538,190

	Common stock of Plan Sponsor:
**	Overstock.com, Inc.	Common stock of Plan Sponsor	***	2,070,035

	Participants:
*	Various	Loans to Participants, at 5.25% - 9.00% interest maturing through 2030	***	1,164,504
				$114,763,261

*	Indicates a party-in-interest to the Plan for which statutory exemptions exist.
**	Investment qualifies as a party-in-interest to the Plan.
***	Investments are Participant-directed; therefore disclosure of cost is not required.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OVERSTOCK.COM 401(k) PLAN

By: OVERSTOCK.COM, INC., Plan Administrator

Date:	June 22, 2023	By:	/s/ ADRIANNE B. LEE
Adrianne B. Lee Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)